Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

October 28, 2010

Filed Via Edgar

Michael Seaman

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Re:	Independent Bank Corporation ("IBC")
Registration Statement on Form S-1
File No. 333-169200 (the "Registration Statement")

Dear Mr. Seaman:

            Reference is made to comment 3 in your letter dated October 15, 2010 with respect to the above-referenced Registration Statement on Form S-1, filed by IBC on September 3, 2010, as amended by Amendment No. 1 filed on October 5, 2010, by Amendment No. 2 filed on October 22, 2010, and by Amendment No. 3 filed on October 28, 2010.

IBC has verbally confirmed with the United States Department of the Treasury that sales, if any, of IBC's common stock to Dutchess Opportunity Fund, II, LP pursuant to the Equity Line (as defined in the Registration Statement) will not cause any anti-dilution adjustment under IBC's Series B Convertible Preferred Stock or IBC's amended and restated Warrant (each as defined in the Registration Statement).

If you have any questions regarding this letter, please contact me at (616) 336-6851, Seth Ashby at (616) 336-6726, or Robert Shuster, Chief Financial Officer of IBC, at (616) 522-1765.

Very truly yours,

Varnum LLP

/s/ Kimberly A. Baber

Kimberly A. Baber

c:         Robert N. Shuster

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